 Filed pursuant to General

 Instruction II.L. of Form F-10

 File No. 333 – 291985

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement (the “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated December 5, 2025 (the “Prospectus”) to which it relates, and each document incorporated by reference into this Prospectus Supplement and in the Prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this Prospectus Supplement and the accompanying Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Emera Incorporated, 5151 Terminal Road, Halifax, Nova Scotia, B3J 1A1 (telephone: 902-233-4084) and are also available electronically at www.sedarplus.ca.

PROSPECTUS SUPPLEMENT

To the Short Form Base Shelf Prospectus dated December 5, 2025

New Issue	December 5, 2025

EMERA INCORPORATED

$600,000,000

Common Shares

Emera Incorporated (“Emera” or the “Company”) is hereby qualifying the distribution (the “Offering”) of common shares of the Company (“Common Shares”) having an aggregate sale price of up to $600,000,000 (or the equivalent in U.S. dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Common Shares are sold). See “Details of the Offering” and “Plan of Distribution”.

Emera’s issued and outstanding Common Shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the symbol “EMA”. On December 4, 2025, the closing prices of the Common Shares on such exchanges were $66.12 and US$47.39, respectively. The TSX and the NYSE have conditionally approved the listing of the Common Shares for trading on such exchanges. Listing will be subject to the Company fulfilling all the listing requirements of the TSX and the NYSE on or before one business day subsequent to the filing of this Prospectus Supplement and no later than the first sale of Common Shares pursuant to this Offering.

The Company has entered into an equity distribution agreement dated December 5, 2025 (the “Distribution Agreement”) with BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Scotia Capital Inc., (the “Canadian Agents”) and BMO Capital Markets Corp., RBC Capital Markets, LLC and Scotia Capital (USA) Inc. (collectively, the “U.S. Agents” and, together with the Canadian Agents, the “Agents”) pursuant to which the Company may distribute Common Shares from time to time through the Agents, as agents, in accordance with the terms of the Distribution Agreement. Sales of Common Shares, if any, under this Prospectus Supplement and the accompanying Prospectus are anticipated to be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 - Shelf Distributions (“NI 44-102”), including sales made: (i) in privately negotiated transactions with our consent and, if required, the consent of the TSX and the NYSE; (ii) as block transactions; (iii) by the Agents directly on the TSX, the NYSE or any other trading market for the Common Shares in Canada or in the United States (the “U.S.”); or (iv) by any method permitted by law. The Common Shares will be distributed at the market prices prevailing at the time of the sale. As a result, prices may vary as between purchasers and during the period of any distribution. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a small portion of the offering amount set out above, or none at all. See “Plan of Distribution”.

The Company will pay the Agents compensation for their services in acting as agents in connection with the sale of Common Shares pursuant to the Distribution Agreement of up to 2% of the gross sales price per Common Share sold (the “Commission”), which amount shall be paid in the same currency as the sale of the Common Shares to which it pertains.

No underwriter of the at-the-market distribution, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the Common Shares distributed under the ATM prospectus, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities.  See “Plan of Distribution”.

Investing in the Common Shares involves certain risks. See “Risk Factors” in the accompanying Prospectus and in this Prospectus Supplement.

Each of the Agents is an affiliate of a financial institution that has, either solely or as a member of a syndicate of financial institutions, extended credit facilities to, or holds other indebtedness of, the Company and/or its subsidiaries. Consequently, the Company may be considered a connected issuer of such Agents for the purposes of securities regulations in certain provinces of Canada. The net proceeds from this Offering may be used to reduce the Company's indebtedness to such lenders. See “Relationships with the Agents”, “Use of Proceeds” and “Plan of Distribution”.

The Canadian Agents will only sell Common Shares on marketplaces in Canada and the U.S. Agents will only sell Common Shares on marketplace in the U.S.

We are permitted, under the multijurisdictional disclosure system (“MJDS”) adopted by the United States and Canada, to prepare this Prospectus Supplement in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements of Emera and its consolidated subsidiaries included or incorporated by reference in this Prospectus Supplement have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”). Our Audited Financial Statements (as defined herein) are audited in accordance with the standards of the Public Company Accounting Oversight Board ("PCAOB"). Ernst & Young LLP, Emera’s independent registered public accounting firm, has advised that they comply with the auditor independence rules of the U.S. Securities and Exchange Commission (the “SEC”) and the requirements of the PCAOB.

The acquisition of Common Shares described herein may subject you to tax consequences in both the U.S. and Canada. This Prospectus Supplement and the accompanying Prospectus may not describe these tax consequences fully. See “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations”.

Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely because we are incorporated under the laws of the Province of Nova Scotia, Canada, some of our officers and directors and some of the experts named in this Prospectus Supplement and the Prospectus are non-U.S. residents, and some of our assets and some of the assets of those officers, directors and experts are located outside of the U.S. See “Enforceability of Civil Liabilities”.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC NOR HAS THE SEC PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The head and registered office of the Company is located at 5151 Terminal Road, Halifax, Nova Scotia B3J 1A1.

PROSPECTUS

IMPORTANT NOTICE ABOUT INFORMATION IN THIS
PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the securities the Company is offering and also adds to and updates certain information contained in the Prospectus and the documents incorporated by reference therein. The second part, the Prospectus, gives more general information, some of which may not apply to the Common Shares offered hereunder.

Purchasers should rely only on the information contained in or incorporated by reference into this Prospectus Supplement and the Prospectus. The Company has not authorized any other person to provide purchasers with additional or different information. If anyone provides purchasers with different or inconsistent information, such purchasers should not rely on it. The Company is offering to sell, and seeking offers to buy, these Common Shares only in jurisdictions where offers and sales are permitted. Purchasers should assume that the information appearing in this Prospectus Supplement and the Prospectus, as well as information the Company has previously filed with the securities regulatory authority in each of the provinces of Canada that is incorporated herein and in the Prospectus by reference, is accurate as of their respective dates only. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

Unless we have indicated otherwise, or the context otherwise requires, references in this Prospectus Supplement to “Emera”, “we”, “us” and “our” refer to Emera Incorporated and its consolidated subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Prospectus Supplement and the Prospectus, including the documents incorporated therein by reference, contains “forward-looking information” within the meaning of applicable securities laws (“forward-looking information”). The words “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “targets”, “will”, “would” and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words.

The forward-looking information in this Prospectus Supplement and the Prospectus, including the documents incorporated herein by reference, includes statements which reflect the current view of Emera’s management with respect to Emera’s expectations regarding future growth, results of operations, performance, the expected timing and outcome of the pending sale of New Mexico Gas Company, Inc., the scope of the cybersecurity incident (the “Cybersecurity Incident”) involving unauthorized access into certain parts of the Company’s Canadian network and its expected impact on the Company’s financial position and results of operations, IT systems restoration, insurance recoveries, and business continuity processes as well as other matters relating to the Cybersecurity Incident, business prospects and opportunities. The forward-looking information reflects management’s current beliefs and is based on information currently available to Emera’s management and should not be read as guarantees of future events, performance or results, and will not necessarily be accurate indications of whether, or the time(s) at which, such events, performance or results will be achieved. All such forward-looking information is provided pursuant to safe harbour provisions contained in applicable securities laws.

The forward-looking information in this Prospectus Supplement and the Prospectus, including the documents incorporated herein by  reference, includes, but is not limited to, statements regarding: Emera’s revenue, earnings and cash flow; the growth and diversification of Emera’s business and earnings base; future annual net income and dividend growth; expansion of Emera’s business; the expected compliance by Emera with the regulation of its operations; the expected timing of regulatory decisions; forecasted capital investments; the nature, timing and costs associated with certain capital projects; the expected impact on Emera of challenges in the global economy; estimated energy consumption rates; expectations related to annual operating cash flows; the expectation that Emera will continue to have reasonable access to capital in the near to medium term; expected debt maturities, repayments and renewals; expectations about increases in interest expense and/or fees associated with debt securities and credit facilities; no material adverse credit rating actions expected in the near term; the successful development of relationships with various stakeholders; the impact of currency fluctuations; expected changes in electricity rates; and the impacts of planned investment by the industry of gas transportation infrastructure within the U.S..

The forecasts and projections that make up the forward-looking information are based on reasonable assumptions which  include, but are not limited to: the receipt of applicable regulatory approvals and requested  rate decisions; no significant operational disruptions or environmental liability due to a catastrophic event or environmental upset caused by severe weather or global climate change, other acts of nature or other major events; seasonal weather patterns remaining stable; no significant cyber or physical attacks or disruptions to Emera’s systems (other than the Cybersecurity Incident); the continued ability to maintain transmission and distribution systems to ensure their continued performance; continued investment in solar, wind and hydro generation; continued natural gas activity; no severe and/or prolonged downturn in economic conditions; sufficient liquidity and capital resources; the continued ability to hedge exposures to fluctuations in interest rates, foreign exchange rates and commodity prices; no significant variability in interest rates; expectations regarding the nature, timing and costs of capital investments of Emera and its subsidiaries; expectations regarding rate base growth; the continued competitiveness of electricity pricing when compared with other alternative sources of energy; the continued availability of commodity supply; the absence of significant changes in government energy plans and environmental laws and regulations that may materially affect Emera’s operations and cash flows; maintenance of adequate insurance coverage; the ability to obtain and maintain licenses and permits; no material decrease in market energy sales prices; favourable labour relations; and sufficient human resources to deliver service and execute Emera’s capital investment plan.

The forward-looking information is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. Factors that could cause results or events to differ from current expectations include, but are not limited to: regulatory and political risk; change in law risk; operating and maintenance risks; changes in economic conditions, commodity price and availability risk; liquidity and capital market risk; changes in credit ratings; future dividend growth; timing and costs associated with certain capital investments; expected impacts on Emera of challenges in the global economy; estimated energy consumption rates; maintenance of adequate insurance coverage; changes in customer energy usage patterns; developments in technology that could reduce demand for electricity; climate change risk; weather risk, including higher frequency and severity of weather events; risk of wildfires; unanticipated maintenance and other expenditures; system operating and maintenance risk; derivative financial instruments and hedging; interest rate risk; inflation risk; counterparty risk; disruption of fuel supply; country risks; environmental risks; foreign exchange; regulatory and government decisions, including changes to environmental, financial reporting and tax legislation; risks associated with pension plan performance and funding requirements; loss of service area; risk of failure of information technology infrastructure and cybersecurity risks; uncertainties associated with infectious diseases, pandemics and similar public health threats; market energy sales prices; labour relations; and availability of labour and management resources.

For additional information with respect to Emera’s risk factors, reference should be made to the section of this Prospectus Supplement and the Prospectus entitled “Risk Factors” and to Emera’s continuous disclosure materials filed from time to time on SEDAR+ at www.sedarplus.ca.

READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING INFORMATION AS ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE PLANS, EXPECTATIONS, ESTIMATES OR INTENTIONS AND STATEMENTS EXPRESSED IN THE FORWARD-LOOKING INFORMATION. ALL FORWARD-LOOKING INFORMATION IN THIS PROSPECTUS SUPPLEMENT, THE PROSPECTUS AND IN THE DOCUMENTS INCORPORATED BY REFERENCE IS QUALIFIED IN ITS ENTIRETY BY THE ABOVE CAUTIONARY STATEMENTS AND, EXCEPT AS REQUIRED BY LAW, EMERA UNDERTAKES NO OBLIGATION TO REVISE OR UPDATE ANY FORWARD-LOOKING INFORMATION AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

CURRENCY

All dollar amounts in this Prospectus Supplement are expressed in Canadian dollars unless otherwise indicated.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Prospectus solely for the purpose of the Common Shares offered hereunder.

The following documents, which have been filed with the various securities commissions or similar authorities in each of the provinces of Canada, and filed with, or furnished to, the SEC are specifically incorporated by reference into and form an integral part of this Prospectus Supplement:

(a)	the audited consolidated financial statements of Emera as at and for the years ended December 31, 2024 and December 31, 2023, together with the auditor’s report thereon (the “Audited Financial Statements”) and Management’s Discussion and Analysis for the year ended December 31, 2024;

(b)	the Annual Information Form of Emera dated February 21, 2025 for the year ended December 31, 2024;

(c)	the Management Information Circular of Emera dated March 19, 2025 prepared in connection with Emera’s annual meeting of shareholders held on May 22, 2025; and

(d)	the unaudited condensed consolidated interim financial statements of Emera as at and for the three and nine months ended September 30, 2025, together with Management’s Discussion and Analysis for the three and nine months ended September 30, 2025.

Any documents of the type required by National Instrument 44-101 - Short Form Prospectus Distributions to be incorporated by reference in this Prospectus Supplement, including any material change reports (excluding confidential material change reports), unaudited condensed consolidated interim financial statements, annual consolidated financial statements and the auditors’ report thereon, management’s discussion and analysis, information circulars, annual information forms and business acquisition reports, if filed by Emera with the provincial securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and prior to the termination of any offering of Common Shares, shall be deemed to be incorporated by reference in this Prospectus Supplement.  In addition, if the Company disseminates a news release in respect of previously undisclosed information that, in the Company’s determination, constitutes a “material fact” (as such term is defined under applicable Canadian securities laws), the Company will identify such news release as a “designated news release” for the purposes of the Prospectus Supplement and the Prospectus in writing on the face page of the version of such news release that the Company files on SEDAR+ (any such news release, a “Designated News Release”), and any such Designated News Release shall be deemed to be incorporated by reference into the Prospectus only for the purposes of the Offering.  These documents will be available through the internet on SEDAR+, which can be accessed at www.sedarplus.ca.

In connection with the sales of the Common Shares on our behalf, each of the Agents may be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation paid to the Agents may be deemed to be underwriting commissions or discounts. Documents and information in an annual report on Form 40-F filed by us with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), from the date of this Prospectus Supplement and prior to the termination or completion of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement and the registration statement of which this Prospectus Supplement forms a part. In addition, any other report on Form 6-K and the exhibits thereto filed or furnished by us with the SEC under the Exchange Act from the date of this Prospectus Supplement and prior to the termination or completion of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement or as exhibits to the registration statement of which this Prospectus Supplement forms a part, as applicable, but only if and to the extent expressly so provided in such reports. Our current reports on Form 6-K and our annual reports on Form 40-F are available on the SEC’s Electronic Data Gathering and Retrieval website (“EDGAR”), at www.sec.gov.

Any statement contained in this Prospectus Supplement or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of a modifying or superseding statement will not be deemed to be an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.

For additional information regarding documents incorporated or deemed to be incorporated by reference in the Prospectus or this Prospectus Supplement, see “Documents Incorporated by Reference” in the Prospectus.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Copies of the documents incorporated by reference in this Prospectus Supplement and the Prospectus may be obtained on request without charge from our Corporate Secretary at 5151 Terminal Road, Halifax, Nova Scotia B3J 1A1 These documents are also available through the Internet on our website at https://www.emera.com or on SEDAR+ which can be accessed at https://www.sedarplus.ca. The information contained on, or accessible through, any of these websites is not incorporated by reference into this Prospectus Supplement or the Prospectus and is not, and should not be considered to be, as part of this Prospectus Supplement or the Prospectus unless it is explicitly so incorporated.

In addition to our continuous disclosure obligations under the securities laws of the provinces of Canada, we are subject to the informational requirements of the Exchange Act and in accordance therewith file reports and other information with the SEC. Under the multi-jurisdictional disclosure system adopted by the U.S., such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the U.S. Any information filed with the SEC is electronically available on EDGAR, and may be accessed at https://www.sec.gov/search-filings.

We have filed with the SEC a registration statement on Form F-10 under the U.S. Securities Act of 1933, as amended (the “Securities Act”), with respect to the Common Shares offered by this Prospectus Supplement (the “Registration Statement”). This Prospectus Supplement, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the Offering, reference is made to the Registration Statement and to the schedules and exhibits filed therewith. Statements contained in this Prospectus Supplement as to the contents of certain documents are not necessarily complete, and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each statement is qualified in its entirety by such reference.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the principal Canadian federal income tax considerations the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) generally applicable to a purchaser who acquires as beneficial owner Common Shares pursuant to this Offering and who, at all relevant times, for purposes of the Tax Act, deals at arm’s length with the Company and the Agents (a “Holder”).

This summary is based on the current provisions of the Tax Act, the Canada-United States Tax Convention (1980), as amended (the “Canada-U.S. Tax Treaty”) and an understanding of the current administrative policies and assessing practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policies or assessing practices whether by legislative, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, nor should it be construed as, legal or tax advice to any particular shareholder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective purchasers of Common Shares should consult their own tax advisors having regard to their own particular circumstances.

Currency Conversion

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Common Shares must be converted into Canadian dollars based on exchange rates as determined in accordance with the Tax Act. The amount of dividends required to be included in the income of, and capital gains or capital losses realized by, a Holder may be affected by fluctuations in the Canadian / U.S. dollar exchange rate.

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act, (1) is, or is deemed to be resident in Canada, (2) is not affiliated with the Company and (3) holds Common Shares as capital property (a “Resident Holder”). Generally, the Common Shares will be capital property to a Resident Holder provided the Resident Holder does not acquire or hold those Common Shares in the course of carrying on a business or as part of an adventure or concern in the nature of trade. Certain Resident Holders whose Common Shares do not otherwise qualify as capital property may, in certain circumstances, make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Common Shares and every other “Canadian security” (as defined in the Tax Act) owned by such holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Resident Holders whose Common Shares might not otherwise be considered to be capital property should consult their own tax advisors concerning this election.

This portion of the summary is not applicable to a purchaser: (i) that is a “specified financial institution”; (ii) an interest in which is a “tax shelter investment”; (iii) that is, for purposes of mark-to-market rules in the Tax, a “financial institution”; (iv) that reports its “Canadian tax results” in a currency other than Canadian currency; (v) that enters into a “derivative forward agreement” or a “dividend rental arrangement” in respect of Common Shares; or (vi) that is a corporation that, or is a corporation that does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that, is, or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of Common Shares, controlled by a non-resident person or a group of non-resident persons that do not deal with each other at arm’s length for the purposes of the foreign affiliate dumping rules in section 212.3 of the Tax Act, each as defined in the Tax Act. Such purchasers should consult their own tax advisors.

Dividends

A Resident Holder will be required to include in computing its income for a taxation year any dividends received (or deemed to be received) on the Common Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from “taxable Canadian corporations”, including the enhanced gross-up and dividend tax credit applicable to any dividends designated by the Company as an “eligible dividend” in accordance with the provisions of the Tax Act. There may be limitations on the Company’s ability to designate dividends as “eligible dividends”.

A dividend received (or deemed to be received) by a Resident Holder that is a corporation will generally be deductible in computing the corporation’s taxable income. In certain circumstances, however, a taxable dividend received (or deemed to be received) by a Resident Holder that is a corporation will be deemed to be either proceeds of disposition or a gain from the disposition of a capital property. Resident Holders that are corporations should consult their own tax advisors having regard to their own particular circumstances.

A Resident Holder that is a “private corporation” or a “subject corporation”, each as defined in the Tax Act, will generally be liable to pay an additional tax (which may be refundable under certain circumstances) under Part IV of the Tax Act on dividends received (or deemed to be received) on the Common Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the taxation year.

Dispositions

Generally, on a disposition or deemed disposition of a Common Share, a Resident Holder will realize a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the Common Share immediately before the disposition or deemed disposition.

The adjusted cost base to the Resident Holder of a Common Share acquired pursuant to this offering will be determined by averaging the cost of such Common Share with the adjusted cost base of all other Common Shares owned by the Resident Holder as capital property at that time, if any.

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in the year and allowable capital losses in excess of taxable capital gains for the year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Common Share may be reduced by the amount of any dividends received (or deemed to be received) by the Resident Holder on such Common Share to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where a Common Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Resident Holders should consult their own tax advisors.

Additional Refundable Tax

A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) throughout a taxation year or a “substantive CCPC” (as defined in the Tax Act) at any time in a taxation year may be liable to pay an additional tax (which may be refundable under certain circumstances) on “aggregate investment income” (as defined in the Tax Act), including taxable capital gains.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act, is not, and is not deemed to be, resident in Canada and does not use or hold, and is not deemed to use or hold, the Common Shares in a business carried on in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a non-Canadian holder that is an insurer that carries on an insurance business in Canada and elsewhere.

Dividends

Dividends paid or credited (or deemed to be paid or credited) on the Common Shares to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax convention. For example, under the Canada-U.S. Tax Treaty, where dividends on the Common Shares are considered to be paid to, or derived by, a Non-Resident Holder that is the beneficial owner of the dividends and is a U.S. resident for the purposes of, and is entitled to benefits of, the Canada-U.S. Tax Treaty, the applicable rate of Canadian withholding tax is generally reduced to 15%.

Dispositions

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of Common Shares, unless the Common Shares are “taxable Canadian property” to the Non-Resident Holder for purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

Generally, the Common Shares will not constitute taxable Canadian property to a Non-Resident Holder at a particular time provided that the Common Shares are listed at that time on a designated stock exchange for purposes of the Tax Act (which currently includes the TSX and the NYSE), unless at any particular time during the 60-month period that ends at that time, (i) one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder does not deal with at arm’s length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, has owned 25% or more of the issued shares of any class or series of the capital stock of the Company, and (ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of: (i) real or immovable properties situated in Canada, (ii) “Canadian resource property” (as defined in the Tax Act), (iii) “timber resource property” (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property in any of the foregoing whether or not the property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Common Shares could be deemed to be taxable Canadian property. Non-Resident Holders whose Common Shares may constitute taxable Canadian property should consult their own tax advisors.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following are certain U.S. federal income tax considerations to U.S. Holders (as defined below) of owning and disposing of our Common Shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire our Common Shares.

This discussion applies only to Common Shares that meet both of the following conditions:

•	the Common Shares are acquired in this Offering;

•	the Common Shares are held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

This discussion does not describe all aspects of U.S. federal income taxes and does not deal with all of the tax consequences that may be relevant to U.S. Holders in light of their particular circumstances or to holders subject to special rules such as:

•	financial institutions;

•	insurance companies;

•	dealers or traders using a mark-to-market method of tax accounting;

•	persons holding Common Shares as part of a hedge, “straddle” or integrated transaction;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•	regulated investment companies or real estate investment trusts;

•	partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt organizations; or

•	persons subject to the alternative minimum tax

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners of partnerships holding Common Shares should consult their tax advisors as to the particular U.S. federal income tax consequences to them of holding and disposing of the Common Shares.

This summary is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed U.S. Treasury Regulations in effect as of the date hereof, changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described herein, possibly with retroactive effect.

This summary addresses only U.S. federal income tax consequences. Persons considering the purchase of Common Shares should consult their tax advisors with regard to the application of the U.S. federal income or other federal tax laws (including estate and gift tax laws and the Medicare tax on investment income) to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Common Shares that is for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state therein or the District of Columbia or otherwise treated as a domestic corporation; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Except where otherwise indicated, this discussion assumes that we are not, and will not become, a passive foreign investment company (“PFIC”), as described below.

Taxation of Distributions

Distributions made on our Common Shares will be treated as dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends for U.S federal income tax purposes. Subject to applicable limitations, dividends paid to a non-corporate U.S. Holder may generally be “qualified dividend income” and therefore may be taxable at rates applicable to long-term capital gains, provided that, in the year that the U.S. Holder receives the dividend, our Common Shares are readily tradable on an established securities market in the United States Our Common Shares are currently listed on NYSE, and if our Common Shares continue to be listed on NYSE, we expect that dividends on our Common Shares would generally be qualified dividend income provided certain holding period and other requirements are met.

The amount of any dividend income will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code with respect to dividends received from another U.S. corporation. Dividends will be included in a U.S. Holder’s income on the date of receipt. The amount of any dividend income paid in Canadian dollars will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. In general, foreign currency gain or loss will be treated as U.S. source ordinary income or loss.

The amount of any dividend income will include any amounts withheld in respect of Canadian taxes. For more information on Canadian withholding taxes, please see the discussion under “Certain Canadian Federal Income Tax Considerations.” Subject to certain conditions and limitations, Canadian withholding taxes on dividends may be treated as foreign taxes eligible for credit against a U.S. Holder’s federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the Common Shares will be treated as income from sources outside the United States and will generally constitute passive category income.  If the U.S Holder does not elect to claim a United States foreign tax credit, the U.S. Holder may instead claim a deduction for Canadian income tax withheld, but only for a taxable year in which such holder elects to do so with respect to all foreign income taxes paid or accrued in such taxable year.  The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability or deductibility of foreign taxes in their particular circumstances.

Sale or Other Disposition of Common Shares

For U.S. federal income tax purposes, gain or loss realized on the sale or other taxable disposition of a Common Share will be capital gain or loss, and will be long-term capital gain or loss if a U.S. Holder has held the Common Share for more than one year. The amount of the gain or loss will equal the difference between a U.S. Holder’s tax basis in the Common Share disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on capital gains at preferential rates. The deductibility of capital losses is subject to various limitations.  Any gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes, unless resourced under certain rules that may be applicable under the Canada-U.S. Tax Treaty. Each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules applicable to a sale or other disposition of Common Shares.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income for purposes of the PFIC rules, or (ii) 75% or more of its gross income consists of passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents or royalties (other than certain rents or royalties earned in the conduct of an active business) and investment gains. Cash is generally a passive asset for these purposes. Goodwill is generally characterized as an active asset to the extent it is associated with business activities that produce active income.

Based on the manner in which we conduct our business, the composition of our income and assets and the estimated value of our assets, we believe that we were not a PFIC for our taxable year ending on December 31, 2024 and do not expect to be a PFIC for our current taxable year or in the foreseeable future. However, our PFIC status for any year is based on an annual determination for such year and will depend on the composition of our income and assets and the value of our assets from time to time. Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year. If we are a PFIC for any year during which a U.S. Holder holds Common Shares, we would generally continue to be treated as a PFIC with respect to such holder for all succeeding years during which such holder holds Common Shares, even if we ceased to meet the threshold requirements for PFIC status.

If we were a PFIC for any taxable year during which a U.S. Holder held any of our Common Shares, such holder would generally be subject to adverse tax consequences. Generally, gain recognized upon a disposition (including, under certain circumstances, a pledge) of Common Shares would be allocated ratably over a U.S. Holder’s holding period for the Common Shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax on such amount. Further, to the extent that distributions received on a U.S. Holder’s Common Shares during a taxable year, other than the taxable year in which the U.S. Holder’s holding period in the Common Shares began, exceeded 125% of the average of the annual distributions on those shares during the preceding three years or the portion of such holder’s holding period that preceded the taxable year in which it received the distribution, whichever was shorter, those excess distributions would be subject to taxation in the same manner as gain, described immediately above.  In addition, if we were a PFIC for any taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

In the event we were a PFIC, certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the Common Shares.  U.S. Holders should consult their tax advisers regarding whether we are a PFIC and the potential application of the PFIC rules.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless a U.S. Holder (i) is a corporation or other exempt recipient; or (ii) in the case of backup withholding, provides a correct taxpayer identification number and certifies that such holder is not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Information with Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals (and certain entities) may be required to report information on their U.S. federal income tax returns relating to an interest in our Common Shares, subject to certain exceptions (including an exception for Common Shares held in accounts maintained by certain U.S. financial institutions). A failure to report this information as required may toll the running of the statute of limitations in respect of each taxable year for which such information is required to be reported. As a result, the taxable years with respect to which a U.S. Holder fails to report this information may remain open to assessment by the IRS. U.S. Holders should consult their tax advisers regarding the effect, if any, of this requirement on their ownership and disposition of our Common Shares.

Eligibility for Investment

In the opinion of Osler, Hoskin & Harcourt LLP, counsel to the Company, and Stikeman Elliott LLP, counsel to the Agents, based on the current provisions of the Tax Act and all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, the Common Shares, if issued on the date of this Prospectus Supplement, would be, at that time, qualified investments under the Tax Act for a trust governed by a registered retirement savings plan (an “RRSP”), registered retirement income fund (an “RRIF”), registered education savings plan (an “RESP”), deferred profit sharing plan, registered disability savings plan (an “RDSP”), first home savings account (an “FHSA”) or tax-free savings account (a “TFSA”), provided that the Common Shares are listed on a ”designated stock exchange” for purposes of the Tax Act (which currently includes the TSX and the NYSE) or the Company is a “public corporation” (other than a “mortgage investment corporation”) for purposes of the Tax Act. Provided that,  the annuitant of an RRSP or RRIF, the holder of an RDSP, FHSA or TFSA or the subscriber of an RESP (as the case may be) deals at arm’s length with (for purposes of the Tax Act), and does not have a “significant interest” (within the meaning of the Tax Act) in, the Company, the Common Shares will not be a prohibited investment under the Tax Act for such RRSP, RRIF, TFSA, RDSP, FHSA or RESP on the date of this Prospectus Supplement. In addition, the Common Shares will not be a prohibited investment for an RRSP, RRIF, TFSA, RDSP, FHSA or RESP if the Common Shares are “excluded property” (as defined in the Tax Act) for such an RRSP, RRIF, TFSA, RDSP, FHSA or RESP, respectively.

Prospective investors who intend to hold Common Shares in their RRSP, RRIF, TFSA, RDSP, FHSA or RESP are urged to consult their own tax advisors regarding their particular circumstances.

CHANGES IN CONSOLIDATED CAPITALIZATION

The following describes the changes in the consolidated capitalization of Emera since September 30, 2025:

(1)	During the period from October 1, 2025 up to and including November 30, 2025, Emera issued an aggregate of 1,151,293 Common Shares pursuant to Emera’s Common Shareholders’ Dividend Reinvestment and Share Purchase Plan (the “Dividend Reinvestment Plan”), Employee Common Share Purchase Plan (the “Share Purchase Plan”) and upon the exercise of options granted pursuant to the Company’s Senior Management Stock Option Plan (the “Stock Option Plan”), for proceeds of approximately $75 million.

(2)	During the period from October 1, 2025 up to and including November 30, 2025, Emera’s consolidated long-term and short-term debt, capital lease and finance obligations, including current positions and committed credit facility borrowings classified as long-term debt, increased by approximately $800 million primarily due to increased borrowings on committed credit facilities. As of November 30, 2025, Emera had approximately $2.8 billion drawn on its credit facilities.

USE OF PROCEEDS

The net proceeds from the Offering are not determinable in light of the nature of the distribution. The net proceeds of any given distribution of Common Shares through the Agents in an “at-the-market distribution” will represent the gross proceeds after deducting the applicable compensation payable to the Agents under the Distribution Agreement and the expenses of the distribution. We intend to use the net proceeds from the Offering, if any, for general corporate purposes. Proceeds from the Offering may be used to reduce indebtedness owed by Emera to lending affiliates of the Agents or may be invested in securities of or with the Agents or their affiliates. See “Plan of Distribution”.

We may, from time to time, issue Common Shares other than pursuant to the Prospectus and this Prospectus Supplement.

DESCRIPTION OF THE COMMON SHARES

We are authorized to issue an unlimited number of Common Shares, of which 301,745,499 were issued and outstanding as at November 30, 2025.  For a summary of certain material attributes and characteristics of the Common Shares, including applicable constraints on ownership of the Common Shares, see “Description of the Common Shares” in the Prospectus.

PLAN OF DISTRIBUTION

We have entered into the Distribution Agreement with the Agents under which the Company may issue and sell from time to time Common Shares through the Agents having an aggregate sale price of up to $600,000,000 (or the equivalent in U.S. dollars determined using the average daily exchange rate posted by the Bank of Canada on the date the Common Shares are sold) in each of the provinces in Canada and in the U.S. pursuant to placement notices delivered by us to the Agents from time to time in accordance with the terms of the Distribution Agreement. Sales of Common Shares, if any, will be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made: (i) in privately negotiated transactions with our consent and, if required, the consent of the TSX and the NYSE; (ii) as block transactions; (iii) by the Agents directly on the TSX, the NYSE or any other trading market for the Common Shares in Canada or in the U.S.; or (iv) by any method permitted by law.

Subject to the pricing parameters in a placement notice, the Common Shares will be distributed at the market prices prevailing at the time of the sale.  As a result, price may vary as between purchasers and during the period of distribution. We cannot predict the number of Common Shares that we may sell under the Distribution Agreement on the TSX, the NYSE or any other trading market for the Common Shares in Canada or the U.S., or if any Common Shares will be sold.

The Agents will offer the Common Shares subject to the terms and conditions of the Distribution Agreement on a daily basis or as otherwise agreed upon by us and the Agents. We will designate the maximum amount of Offered Shares to be sold pursuant to any single placement notice to the applicable Agent. We will identify in the placement notice which Agent will effect the placement. Subject to the terms and conditions of the Distribution Agreement, the Agents will use their commercially reasonable efforts to sell, on our behalf, all of the Common Shares requested to be sold by us. We may instruct the Agents not to sell Common Shares if the sales cannot be effected at or above the price designated by us in any such instruction.

Either the Company or the Agents may suspend the Offering upon proper notice to the other party. The Company and the Agents each have the right, by giving written notice as specified in the Distribution Agreement, to terminate the Distribution Agreement in each party's sole discretion at any time.

We will pay the Agents compensation for their services in acting as agents in the sale of Common Shares pursuant to the terms of the Distribution Agreement equal to the Commission. The amount of the Commission will be up to 2% of the gross sales price per Common Share sold. The Commission will be paid in the same currency as the Common Shares to which such Commission pertains were sold. The remaining sales proceeds, after deducting any expenses payable by us and any transaction or filing fees imposed by any governmental, regulatory, or self-regulatory organization in connection with the sales, will equal the net proceeds to us from the sale of such Common Shares.

The applicable Agent will provide written confirmation to us no later than the opening of the trading day immediately following the trading day on which it has made sales of the Common Shares under the Distribution Agreement. Each confirmation will include the number of Common Shares sold on such day, the average price of the Common Shares sold on such day, the gross proceeds, the commission payable by us to the Agents with respect to such sales and the net proceeds payable to us.

We will disclose the number and average price of the Common Shares sold under this Prospectus Supplement, as well as the gross proceeds, Commission and net proceeds from sales hereunder in our annual and interim financial statements and management's discussion and analysis filed on SEDAR+ and EDGAR, for any quarters in which sales of Common Shares occur.

The applicable Agent or Agents will provide written confirmation to us no later than the opening of the trading day immediately following the trading day on which it has made sales of the Common Shares under the Distribution Agreement. Each confirmation will include the number of Common Shares sold on such day, the average price of the Common Shares sold on such day, the gross proceeds, the commission payable by us to the Agents with respect to such sales and the net proceeds payable to us.

We will disclose the number and average price of the Common Shares sold under this Prospectus Supplement, as well as the gross proceeds, aggregate Commission paid and net proceeds from sales hereunder in our annual and interim financial statements and management’s discussion and analysis filed on SEDAR+ and EDGAR, for any annual or interim period in which sales of Common Shares occur.

Settlement for sales of Common Shares will occur, unless the parties agree otherwise, on the first trading day on the applicable exchange following the date on which any sales were made in return for payment of the net proceeds to us. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Common Shares in the U.S. will be settled through the facilities of The Depository Trust Company or by such other means as we and the Agents may agree upon and sales of Common Shares in Canada will be settled through the facilities of CDS Clearing and Depository Services Inc. or by such other means as we and the Agents may agree.

We have agreed in the Distribution Agreement to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the Securities Act. In addition, we have agreed to pay the reasonable expenses of the Agents in connection with the Offering, pursuant to the terms of the Distribution Agreement.

No sales agent of the at-the-market distribution, and no person or company acting jointly or in concert with a sales agent, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Common Shares distributed under the ATM prospectus, including selling an aggregate number of Common Shares that would result in the underwriter creating an over-allocation position in the Common Shares.

As a consequence of their participation in the Offering, the Agents will be entitled to share in the Commission relating to the offering. We may have outstanding indebtedness owing to certain of the Agents and lending affiliates of such Agents, a portion of which we may reduce or repay with the net proceeds of the Offering. See “Use of Proceeds” and “Relationship with the Agents”. As a result, one or more of such Agents or their affiliates may receive more than 5% of the net proceeds from the Offering in the form of the repayment of such indebtedness. Accordingly, the Offering will be conducted in accordance with Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Pursuant to this rule, the appointment of a qualified independent underwriter is not necessary in connection with the Offering, because the conditions of FINRA Rule 5121(a)(1)(B) are satisfied. To comply with FINRA Rule 5121, each of the Agents will not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the transaction from the account holder.

The total expenses related to the commencement of the Offering payable by us, excluding the Commission payable to the Agents under the Distribution Agreement, will depend on the duration of the Offering and are currently estimated to be approximately $2 million. See “Use of Proceeds” and “Plan of Distribution”.

Pursuant to the Distribution Agreement, the Offering will terminate upon the earlier of (i) January 5, 2029, (ii) the issuance and sale of all of the Common Shares subject to the Distribution Agreement, and (iii) the termination of the Distribution Agreement as permitted therein.

The Agents and their affiliates may in the future provide various investment banking, commercial banking and other financial services for us and our affiliates, for which services they may in the future receive customary fees.

The TSX and the NYSE have conditionally approved the listing of the Common Shares for trading on such exchanges.  Listing will be subject to the Company fulfilling all the listing requirements of the TSX and the NYSE on or before one business day subsequent to the filing of this Prospectus Supplement and no later than the first sale of Common Shares pursuant to this Offering.

RELATIONSHIP WITH THE AGENTS

Each of the Agents is an affiliate of a financial institution that has, either solely or as a member of a syndicate of financial institutions, extended credit facilities to, or holds other indebtedness of, the Company and/or its subsidiaries. Consequently, Emera may be considered a “connected issuer” of the Agents for purposes of applicable securities laws. Proceeds from the Offering may be used to reduce indebtedness owed by us to lending affiliates of the Agents or may be invested in short term deposits or securities of or with the Agents or their affiliates.

The decision to make any distribution of Common Shares pursuant to the Offering and the determination of the terms of the Offering from time to time will be made through negotiation between the Company and the Agents. No bank has had or will have any involvement in such decision or determination. As at November 30, 2025, an aggregate of approximately $21 billion was outstanding under Emera’s existing indebtedness, which includes Emera’s consolidated long-term debt and committed credit facility borrowings classified as long-term debt (collectively, the “Existing Indebtedness”). Emera is in material compliance with its respective obligations under the Existing Indebtedness. Since entering into the Existing Indebtedness, no breach thereunder has been waived by the lenders thereof, and there has been no material change in Emera or its subsidiaries’ financial position or condition.

The Agents and/or their affiliates have, from time to time, performed, and may in the future perform, various financial advisory and commercial and investment banking services for Emera, for which they have received and in the future may receive customary compensation and expense reimbursement. In addition, in the ordinary course of their various business activities, the Agents and/or their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve Emera’s securities and instruments. The Agents and/or their affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

None of the Agents will receive any benefit in connection with this Offering other than a portion of the Commission.

TRADING PRICEs AND VOLUME

The following table sets forth, for the periods indicated, the reported high and low daily trading prices and the aggregate volume of trading of the Common Shares on the TSX (as reported by the TSX) and the NYSE (as reported by NYSE).

	TSX Trading of Common Shares				NYSE Trading of Common Shares(1)
	High	Low	Volume	High	Low	Volume
	($)	($)	(#)	($)	($)	(#)
2024
December	56.20	52.71	23,295,397	-	-	-

2025
January	55.70	51.23	33,099,278	-	-	-
February	58.73	54.36	32,367,046	-	-	-
March	61.33	57.73	21,450,064	-	-	-
April	63.13	56.59	33,710,829	-	-	-
May	63.31	59.02	31,050,919	46.00	44.55	179,896
June	63.19	60.17	19,460,734	46.14	43.90	3,332,993
July	65.35	61.33	16,635,477	47.20	44.86	1,718,652
August	67.42	64.08	20,353,250	49.01	46.51	3,181,463
September	66.80	63.17	17,496,272	48.01	45.77	3,134,395
October	69.62	66.18	25,160,873	49.77	47.36	3,054,950
November	69.09	66.19	26,874,327	49.38	46.94	3,590,135
December 1-4	68.48	66.12	4,174,608	48.91	47.27	935,235

(1)  Trading in the Company’s Common Shares on the NYSE commenced on May 28, 2025. The price of the Company's Common Shares on the NYSE is in USD.

PRIOR SALES

Other than (i) the issuance of 347,059 Common Shares upon exercise of options to acquire Common Shares granted pursuant to the Stock Option Plan at exercise prices ranging from $39.93 to $58.26 and having a weighted average exercise price of $45.69 per Common Share, (ii) the issuance of 421,218 Common Shares pursuant to the Share Purchase Plan  at prices ranging from $50.23 to $67.10 and having a weighted average price of $59.26 per Common Share, (iii) the issuance of 4,829,888 Common Shares pursuant to the Dividend Reinvestment Plan at prices ranging from $54.58 to $67.10 and having a weighted average price of $60.52 per Common Share, (iv) the issuance of 841,000 Common Shares pursuant to Emera’s prior at-the-market program and (v) the issuance of 24,048 Common Shares upon the conversion of the 4.0% convertible unsecured subordinated debentures of Emera, Emera has not issued any Common Shares during the twelve months prior to the date of this Prospectus Supplement.

LEGAL MATTERS

Certain legal matters relating to the Offering will be passed upon Emera’s behalf by Brian C. Curry, our Corporate Secretary, and Osler, Hoskin & Harcourt LLP with respect to certain legal matters relating to Canadian law matters, and Davis Polk & Wardwell LLP with respect to certain legal matters relating to U.S. law. In addition, certain legal matters relating to the Offering will be passed upon the Agents’ behalf by Stikeman Elliott LLP with respect to certain legal matters relating to Canadian law matters, and Hunton Andrews Kurth LLP, New York, New York, with respect to certain legal matters relating to U.S. law. As at November 30, 2025, Mr. Curry and the partners and associates of each of Osler, Hoskin & Harcourt LLP, Davis Polk & Wardwell LLP, Stikeman Elliott LLP and Hunton Andrews Kurth LLP, collectively, beneficially owned, directly or indirectly, less than one percent of any class of outstanding securities of Emera.

EXPERTS

Ernst & Young LLP, Chartered Professional Accountants, Halifax, Nova Scotia are the auditors of Emera. Ernst & Young LLP report that they are independent of Emera in the context of the Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the PCAOB and in accordance with the CPA Code of Professional Conduct of the Chartered Professional Accountants of Nova Scotia.

The consolidated financial statements of Emera appearing in Emera’s Form 40-F for the year ended December 31, 2024, have been audited by Ernst & Young LLP, Chartered Professional Accountants, Halifax, Nova Scotia, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

REGISTRAR AND TRANSFER AGENT

TSX Trust Company is the Company’s transfer agent and registrar. Registers for the registration and transfer of securities in registered form of Emera are kept at TSX Trust Company’s principal offices in Halifax, Montreal and Toronto. Equiniti Trust Company is the Company’s U.S. transfer agent.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

Emera is incorporated under the laws of the Province of Nova Scotia, Canada. Some of our directors, the majority of our officers, and some of the experts named in this Prospectus, are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the U.S. We have appointed an agent for service of process in the U.S., but it may be difficult for holders of Common Shares who reside in the U.S. to effect service within the U.S. upon those directors, officers and experts who are not residents of the U.S. It may also be difficult for holders of the Common Shares who reside in the U.S. to realize in the U.S. upon judgments of courts of the U.S. predicated upon our civil liability and the civil liability of our directors and officers and experts under U.S. federal securities laws.

We have filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, we have appointed EUSHI Finance, Inc., 37 Route 236, Kittery Properties Suite 101, Kittery, Maine, U.S. 03904, as our agent for service of process in the U.S. in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against us in a U.S. court arising out of or related to or concerning the offering of the Common Shares under the Registration Statement.

Additionally, it might be difficult for shareholders to enforce judgments of U.S. courts based solely upon civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the U.S. in a Canadian court against us or any of our non-U.S. resident directors, officers or the experts named in this Prospectus or to bring an original action in a Canadian court to enforce liabilities based on the U.S. federal or state securities laws against such persons.

Kent M. Harvey, Paula Gold-Williams and Carla M. Tully, three of the Company’s directors, reside outside of Canada and have appointed Emera, 5151 Terminal Road, Halifax, Nova Scotia B3J 1A1 as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if such person has appointed an agent for service of process.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus Supplement forms a part: the documents referred to under “Documents Incorporated by Reference”; consent of Ernst & Young LLP; consents of Osler, Hoskin & Harcourt LLP; consent of Stikeman Elliott LLP; and powers of attorney from directors and officers of Emera.

RISK FACTORS

An investment in Common Shares of the Company is subject to certain risks, including those set out in the section entitled “Risk Factors” in the accompanying Prospectus and the following:

Market Price of Common Shares

The trading prices of equity securities of exchange-listed companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in Canada, the United States and globally, and market perceptions of the attractiveness of particular industries. The trading price of Emera's Common Shares is also likely to be significantly affected by changes from time to time in Emera's operating results, financial condition, liquidity and other internal factors.

Nature of ATM Offering

Investors who purchase Common Shares in the Offering at different times will likely pay different prices, and so may experience different investment results. Emera retains discretion to determine the timing, prices, and numbers of Common Shares sold, and there is no minimum or maximum sales price. Investors may experience a decline in the value of their Common Shares as a result of share sales made at prices lower than the price paid by such investor. Sales of Common Shares at lower prices would increase the number of shares distributable in the Offering and could result in greater dilution to Emera shareholders.

Holding Company

Any payment of dividends on the Common Shares may be funded from dividends the Company receives from its subsidiaries. The ability of the Company's subsidiaries to pay dividends in the future will depend on their statutory surplus, on earnings and on regulatory restrictions and may be further restricted by the subsidiaries’ credit agreements and indentures. The Company’s subsidiaries may incur additional indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends or the making of loans by these subsidiaries to the Company. The Company cannot give any assurance that the agreements governing the current and future indebtedness of the Company's subsidiaries will permit them to provide the Company with sufficient dividends or loans to enable the Company to pay dividends on the Common Shares.

Dividends

Holders of Common Shares will not have a right to dividends on such shares unless declared by the Board of Directors.  The declaration of dividends is in the discretion of the Board of Directors even if the Company has sufficient funds, net of its liabilities, to pay such dividends.  Dividends declared and to be paid by the Company may fluctuate.  Provisions of credit arrangements to which the Company is a party restrict the Company’s ability to declare and pay dividends under certain circumstances and, if such restrictions apply, they may, in turn have an impact on the Company’s ability to declare and pay dividends on Common Shares.  In addition, the Company may not declare or pay a dividend if there are reasonable grounds for believing that (i) the Company is, or would after the payment be, unable to pay its liabilities as they become due, or (ii) the realizable value of the Company’s assets would be less than the aggregate of its liabilities and stated capital of its outstanding shares.  Liabilities of the Company will include those arising in the course of its business, indebtedness, including inter-company debt, and amounts, if any are owing by the Company under guarantees in respect of which a demand for payment has been made.

Unallocated Proceeds of the Offering

As discussed in “Use of Proceeds”, the net proceeds from the Offering may be used for general corporate purposes. Accordingly, Emera’s management will have broad discretion concerning the use of the net proceeds of the Offering as well as the timing of their expenditures, and there can be no assurance as to how the funds will be allocated.

Dilution of Net Income on a per Common Share Basis

While the net proceeds of the Offering are expected to enhance Emera’s liquidity, to the extent that a portion of the net proceeds of the Offering remain as cash, or are used to pay down indebtedness with a low interest rate, the Offering may result in dilution, on a per Common Share basis, to Emera's net income and other financial measures used by Emera.

Dilution from Future Offerings

Emera may raise funds in the future through the sale of additional Common Shares or securities convertible into Common Shares. Any such issuances may dilute the interests of holders of Common Shares and may have a negative impact on the market price of the Common Shares, including the Common Shares offered hereunder.

STATUTORY EXEMPTIONS

Pursuant to a decision of the Autorité des marchés financiers dated December 1, 2025, we were granted exemptive relief from the requirement that this Prospectus Supplement and the documents incorporated by reference herein be publicly filed in both the French and English languages. For the purposes of this Prospectus Supplement, we are not required to publicly file French versions of this Prospectus Supplement and the documents incorporated by reference herein.

PURCHASERS’ STATUTORY RIGHTS

The following is a description of a purchaser’s statutory rights in connection with any purchase of Common Shares pursuant to the Offering, which supersedes and replaces the statement of purchasers’ rights included in the Prospectus solely with regard to the at-the-market distribution. A purchaser’s rights and remedies under applicable securities legislation against the Agents will not be affected by the Agents’ decision to effect the distribution directly or through a selling agent.

Securities legislation in some provinces of Canada provides purchasers of securities with the right to withdraw from an agreement to purchase securities and with remedies for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser are not sent or delivered to the purchaser.  However, purchasers of Common Shares distributed under an at-the-market distribution by Emera do not have the right to withdraw from an agreement to purchase the Common Shares and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of the Prospectus, Prospectus Supplement, and any amendment relating to the Common Shares purchased by such purchaser because the Prospectus, Prospectus Supplement, and any amendment relating to the Common Shares purchased by such purchaser will not be sent or delivered, as permitted under Part 9 of NI 44-102.

Securities legislation in some provinces of Canada further provides purchasers with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus, prospectus supplement and any amendment relating to securities purchased by a purchaser contains a misrepresentation.  Those remedies must be exercised by the purchaser within the time limit prescribed by securities legislation. Any remedies under securities legislation that a purchaser of Common Shares distributed under an at-the-market distribution by Emera may have against Emera or the Agents for rescission or, in some jurisdictions, revisions of the price, or damages if the Prospectus, Prospectus Supplement, and any amendment relating to securities purchased by a purchaser contain a misrepresentation will remain unaffected by the non-delivery of the Prospectus and Prospectus Supplement referred to above.

A purchaser should refer to applicable securities legislation for the particulars of these rights and should consult a legal adviser.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form base shelf prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this short form base shelf prospectus has become final and that permits the omission from this short form base shelf prospectus of that information.  The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in cases where an exemption from such delivery requirement is available.

This short form base shelf prospectus is filed under Part 9B of National Instrument 44-102 Shelf Distributions (“NI 44-102”). The Company (as defined below) has satisfied the requirements for issuers filing a WKSI base shelf prospectus and for a receipt for the prospectus to be deemed to be issued in all jurisdictions in Canada in which this prospectus has been filed. No regulator or securities regulatory authority has reviewed this prospectus.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada.  Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Emera Incorporated, 5151 Terminal Road, Halifax, Nova Scotia, B3J 1A1 (telephone: 902-233-4084) and are also available electronically at www.sedarplus.ca.

This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

SHORT FORM BASE SHELF PROSPECTUS

New Issue December 5, 2025

EMERA INCORPORATED
$600,000,000

Common Shares

Emera Incorporated (“Emera” or the “Company”) may from time to time offer common shares (“Common Shares”), having an aggregate sale price of up to $600,000,000 (or the equivalent in U.S. dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Common Shares are sold) during the 37 month period ending January 5, 2029 that this short form base shelf prospectus (the “Prospectus”), including any amendments hereto, remains valid.

We are permitted, under the multijurisdictional disclosure system (“MJDS”) adopted by the United States and Canada, to prepare this prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements of Emera and its consolidated subsidiaries included or incorporated by reference in this Prospectus have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”). Our Audited Financial Statements (as defined herein) are audited in accordance with the standards of the Public Company Accounting Oversight Board ("PCAOB"). Ernst & Young LLP, Emera’s independent registered public accounting firm, has advised that they comply with the auditor independence rules of the U.S. Securities and Exchange Commission (the “SEC”) and the requirements of the PCAOB.

Prospective investors should be aware that the acquisition of Common Shares described herein may subject them to tax consequences in both the U.S. and Canada. This Prospectus may not describe these tax consequences fully. You should read the tax discussion contained in any applicable Prospectus Supplement.

Your ability to enforce civil liabilities under United States of America (“U.S.”) federal securities laws may be affected adversely because (a) Emera is incorporated under the laws of the Province of Nova Scotia, Canada, (b) some of our officers and directors and some of the experts named in this Prospectus are non-U.S. residents, and (c) some of our assets and some of the assets of those officers, directors and experts may be located outside of the U.S.

THESE COMMON SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC NOR HAS THE SEC PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

No underwriter or dealer has been involved in the preparation of, or has performed any review of, this Prospectus.

The specific terms of any offering of Common Shares will be set forth in one or more shelf prospectus supplements (each, a “Prospectus Supplement”). A Prospectus Supplement may include other terms pertaining to the Common Shares that are not prohibited by the parameters set forth in this prospectus.

Purchasers should read this Prospectus and any applicable Prospectus Supplement carefully before investing. This Prospectus may not be used to offer the Common Shares unless accompanied by a Prospectus Supplement. Emera’s intended use for any net proceeds expected to be received from the issue of the Common Shares will be set forth in a Prospectus Supplement. All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except in cases where an exemption from such delivery requirement is available. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the Common Shares to which the Prospectus Supplement pertains.

The issued and outstanding Common Shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “EMA” and the New York Stock Exchange (“NYSE”) under the symbol “EMA”.

Emera may sell the Common Shares to or through underwriters or dealers purchasing as principals and may also sell the Common Shares to one or more purchasers either directly or through agents. The Prospectus Supplement relating to a particular offering of Common Shares will identify each underwriter, dealer or agent, as the case may be, engaged by Emera in connection with the offering and sale of Common Shares, and will set forth the terms of the offering of such Common Shares, including the method of distribution of such Common Shares, the proceeds to Emera, any fees, discounts or other compensation payable to underwriters, dealers or agents, and any other material terms of the plan of distribution. The sale of Common Shares may be effected from time to time in one or more transactions at non-fixed prices pursuant to transactions that are deemed to be “at the-market distributions” as defined in NI 44-102, including sales made directly on the TSX, NYSE or other existing trading markets for the Common Shares, and as set forth in a Prospectus Supplement for such purpose. This Prospectus may qualify an “at-the-market distribution”, as defined in NI 44-102.  See “Plan of Distribution”.

Subject to applicable laws, in connection with any offering of Common Shares, other than an “at-the-market distribution”, the underwriters, dealers or agents may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which may prevail on the open market.  Such transactions, if commenced, may be interrupted or discontinued at any time.  See “Plan of Distribution”.

No underwriter, dealer or agent of the “at-the-market distribution”, and no person or company acting jointly or in concert with an underwriter, dealer or agent, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Common Shares, including selling an aggregate number or principal amount of securities that would result in the underwriter, dealer or agent creating an over-allocation position in the securities.

We have determined that the Company qualifies as a “well-known seasoned issuer” as defined in NI 44-102 as at December 4, 2025 by virtue of its “qualifying public equity” (as defined under NI 44-102) being $21,744,510,710 at such date. See “WKSI Regime – Reliance on Well-Known Seasoned Issuers Rules”.

Kent M. Harvey, Paula Gold-Williams and Carla M. Tully, three of the Company’s directors, reside outside of Canada and have appointed Emera, 5151 Terminal Road, Halifax, Nova Scotia B3J 1A1 as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if such person has appointed an agent for service of process.

The offering of Common Shares is subject to the approval of certain legal matters on behalf of Emera by Brian C. Curry, its Corporate Secretary, and Osler, Hoskin & Harcourt LLP.

The head and registered office of Emera is located at 5151 Terminal Road, Halifax, Nova Scotia, B3J 1A1.

Emera has not authorized anyone to provide purchasers with different or additional information from that contained or incorporated by reference in this Prospectus or any Prospectus Supplement prepared by Emera or on its behalf. No representation is made with respect to different or additional information that others may provide. References to this Prospectus include documents incorporated by reference herein. See “Documents Incorporated by Reference”. The information in this Prospectus or the documents incorporated by reference herein is accurate only as of the date on the front of such documents. Emera’s business, financial condition, results of operations and prospects may have changed since then.

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NOTICE TO READERS

This Prospectus provides a general description of the Common Shares that we may offer. Each time we sell Common Shares under this Prospectus, we will provide you with a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before investing in any Common Shares, you should read both this Prospectus and any applicable Prospectus Supplement, together with the additional information described below and in the applicable Prospectus Supplement under “Documents Incorporated by Reference”.

Investors should rely only on the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement. We have not authorized anyone to provide investors with different or additional information. We are not making an offer of Common Shares in any jurisdiction where the offer is not permitted by law. Prospective investors should not assume that the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement is accurate as of any date other than the date on the front of the applicable Prospectus Supplement.

Unless we have indicated otherwise, or the context otherwise requires, references in this Prospectus to “Emera”, the “Company”, “we”, “us” and “our” refer to Emera Incorporated and our consolidated subsidiaries.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of our registration statement on Form F-10 (the “Registration Statement”): the documents referred to under the heading “Documents Incorporated by Reference”; the consent of Ernst & Young LLP; the consent of Osler Hoskin & Harcourt LLP; and the power of attorney of the directors and officers of Emera.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, which have been filed with the various securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference into and form an integral part of this Prospectus:

(a)	the audited consolidated financial statements of Emera as at and for the years ended December 31, 2024 and December 31, 2023, together with the auditor’s report thereon (the “Audited Financial Statements”) and Management’s Discussion and Analysis for the year ended December 31, 2024 (the “Annual MD&A”);

(b)	the Annual Information Form of Emera dated February 21, 2025 for the year ended December 31, 2024;

(c)	the Management Information Circular of Emera dated March 19, 2025 prepared in connection with Emera’s annual meeting of shareholders held on May 22, 2025; and

(d)	the unaudited condensed consolidated interim financial statements of Emera as at and for the three and nine months ended September 30, 2025, together with Management’s Discussion and Analysis for the three and nine months ended September 30, 2025.

Any documents of the type required by National Instrument 44-101 - Short Form Prospectus Distributions to be incorporated by reference in this Prospectus, including any material change reports (excluding confidential material change reports), unaudited condensed consolidated interim financial statements, annual consolidated financial statements and the auditor’s report thereon, management’s discussion and analysis, information circulars, annual information forms and business acquisition reports, if filed by Emera with the provincial securities commissions or similar authorities in Canada after the date of this Prospectus and prior to the termination of any offering of Common Shares, shall be deemed to be incorporated by reference into this Prospectus.

Documents filed by Emera with the SEC or similar authorities in Canada which are in our reports on Form 6-K or annual reports on Form 40-F under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), in each case on or after the date of this Prospectus, shall be deemed to be incorporated by reference as exhibits to the Registration Statement of which this Prospectus forms a part, if and to the extent, in the case of any report on Form 6-K, expressly provided in such document. Emera’s current reports on Form 6-K and our annual reports on Form 40-F are available on the SEC’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) website at www.sec.gov.

Upon a new annual information form, new management information circular, new annual consolidated financial statements and accompanying management’s discussions and analysis being filed by Emera with (and where required, accepted by) the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous management information circular, the previous annual consolidated financial statements and accompanying management’s discussion and analysis, all consolidated interim financial statements and accompanying management’s discussion and analysis, and all material change reports filed prior to the commencement of the financial year of Emera in which the new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for the purposes of future offers and sales of Common Shares hereunder. Upon any interim financial statements and accompanying management’s discussion and analysis being filed by Emera with (and, where required, accepted by) the applicable securities regulatory authorities during the currency of this Prospectus, all interim financial statements and accompanying management’s discussion and analysis filed prior to the new interim financial statements shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Common Shares hereunder.

Certain marketing materials (as that term is defined in applicable securities legislation in Canada) may be used in connection with a distribution of Common Shares under this Prospectus and any applicable Prospectus Supplement. Any “template version” of any such “marketing materials” (as those terms are defined in National Instrument 41-101 – General Prospectus Requirements) pertaining to a distribution of Common Shares, and filed by Emera after the date of the applicable Prospectus Supplement for the offering and before termination of the distribution of such Common Shares, will be deemed to be incorporated by reference in such Prospectus Supplement for the purposes of the distribution of Common Shares to which the Prospectus Supplement pertains.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of a modifying or superseding statement will not be deemed to be an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

This Prospectus has been filed under securities legislation in each of the provinces of Canada that permits certain information about the Common Shares to be determined after this Prospectus has become final and that permits the omission from this Prospectus of that information. One or more Prospectus Supplement(s) containing the specific terms in respect of any offering of Common Shares and any additional or updated information omitted from this Prospectus that Emera elects or is required to include in such Prospectus Supplement(s) will be delivered to purchasers of such Common Shares together with this Prospectus, except in cases where an exemption from such delivery requirement is available. Each such Prospectus Supplement will be deemed to be incorporated by reference into this Prospectus for purposes of securities legislation as of the date of each such Prospectus Supplement and only for purposes of the distribution of Common Shares to which that Prospectus Supplement pertains.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

In addition to our continuous disclosure obligations under the securities laws of the provinces of Canada, we are subject to the informational requirements of the Exchange Act and in accordance therewith file reports and other information with the SEC. Under MJDS, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the U.S. Any information filed with the SEC is electronically available on EDGAR, and may be accessed at www.sec.gov.

We have filed with the SEC a Registration Statement under the U.S. Securities Act of 1933, as amended (the “Securities Act”), with respect to the Common Shares offered by this Prospectus. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the Common Shares offered in this Prospectus, reference is made to the Registration Statement and to the schedules and exhibits filed therewith. Statements contained in this Prospectus as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. In connection with any offering of Common Shares, we will prepare a Prospectus Supplement that will contain specific information about the terms of such offering and the Prospectus Supplement will be delivered to purchasers of such Common Shares together with this Prospectus, except in cases where an exemption from such delivery requirements is available. The Prospectus Supplement may also add, update or change information contained in this Prospectus.

CURRENCY

Unless the context otherwise requires, all references herein to currency are references to Canadian dollars.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Prospectus, including the documents incorporated herein by reference, contains “forward-looking information” within the meaning of applicable securities laws (“forward-looking information”). The words “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “targets”, “will”, “would” and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. References to “Emera” in this section include references to the subsidiaries of Emera.

The forward-looking information in this Prospectus, including the documents incorporated herein by reference, includes statements which reflect the current view of Emera’s management with respect to Emera’s expectations regarding future growth, results of operations, performance, the expected timing and outcome of the pending sale of New Mexico Gas Company, Inc., the scope of the cybersecurity incident (the “Cybersecurity Incident”) involving unauthorized access into certain parts of the Company’s Canadian network and its expected impact on the Company’s financial position and results of operations, IT systems restoration, insurance recoveries, and business continuity processes as well as other matters relating to the Cybersecurity Incident, business prospects and opportunities. The forward-looking information reflects management’s current beliefs and is based on information currently available to Emera’s management and should not be read as guarantees of future events, performance or results, and will not necessarily be accurate indications of whether, or the time(s) at which, such events, performance or results will be achieved. All such forward-looking information is provided pursuant to safe harbour provisions contained in applicable securities laws.

The forward-looking information in this Prospectus, including the documents incorporated herein by  reference, includes, but is not limited to, statements regarding: Emera’s revenue, earnings and cash flow; the growth and diversification of Emera’s business and earnings base; future annual net income and dividend growth; expansion of Emera’s business; the expected compliance by Emera with the regulation of its operations; the expected timing of regulatory decisions; forecasted capital investments; the nature, timing and costs associated with certain capital projects; the expected impact on Emera of challenges in the global economy; estimated energy consumption rates; expectations related to annual operating cash flows; the expectation that Emera will continue to have reasonable access to capital in the near to medium term; expected debt maturities, repayments and renewals; expectations about increases in interest expense and/or fees associated with debt securities and credit facilities; no material adverse credit rating actions expected in the near term; the successful development of relationships with various stakeholders; the impact of currency fluctuations; expected changes in electricity rates; and the impacts of planned investment by the industry of gas transportation infrastructure within the U.S.

The forecasts and projections that make up the forward-looking information are based on reasonable assumptions which  include, but are not limited to: the receipt of applicable regulatory approvals and requested rate decisions; no significant operational disruptions or environmental liability due to a catastrophic event or environmental upset caused by severe weather or global climate change, other acts of nature or other major events; seasonal weather patterns remaining stable; no significant cyber or physical attacks or disruptions to Emera’s systems (other than the Cybersecurity Incident); the continued ability to maintain transmission and distribution systems to ensure their continued performance; continued investment in solar, wind and hydro generation; continued natural gas activity; no severe and/or prolonged downturn in economic conditions; sufficient liquidity and capital resources; the continued ability to hedge exposures to fluctuations in interest rates, foreign exchange rates and commodity prices; no significant variability in interest rates; expectations regarding the nature, timing and costs of capital investments of Emera and its subsidiaries; expectations regarding rate base growth; the continued competitiveness of electricity pricing when compared with other alternative sources of energy; the continued availability of commodity supply; the absence of significant changes in government energy plans and environmental laws and regulations that may materially affect Emera’s operations and cash flows; maintenance of adequate insurance coverage; the ability to obtain and maintain licenses and permits; no material decrease in market energy sales prices; favourable labour relations; and sufficient human resources to deliver service and execute Emera’s capital investment plan.

The forward-looking information is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. Factors that could cause results or events to differ from current expectations include, but are not limited to: regulatory and political risk; change in law risk; operating and maintenance risks; changes in economic conditions, commodity price and availability risk; liquidity and capital market risk; changes in credit ratings; future dividend growth; timing and costs associated with certain capital investments; expected impacts on Emera of challenges in the global economy; estimated energy consumption rates; maintenance of adequate insurance coverage; changes in customer energy usage patterns; developments in technology that could reduce demand for electricity; climate change risk; weather risk, including higher frequency and severity of weather events; risk of wildfires; unanticipated maintenance and other expenditures; system operating and maintenance risk; derivative financial instruments and hedging; interest rate risk; inflation risk; counterparty risk; disruption of fuel supply; country risks; environmental risks; foreign exchange; regulatory and government decisions, including changes to environmental, financial reporting and tax legislation; risks associated with pension plan performance and funding requirements; loss of service area; risk of failure of information technology infrastructure and cybersecurity risks; uncertainties associated with infectious diseases, pandemics and similar public health threats; market energy sales prices; labour relations; and availability of labour and management resources.

For additional information with respect to Emera’s risk factors, reference should be made to the section of this Prospectus entitled “Risk Factors” and to Emera’s continuous disclosure materials filed from time to time on SEDAR+ at www.sedarplus.ca.

READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING INFORMATION AS ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE PLANS, EXPECTATIONS, ESTIMATES OR INTENTIONS AND STATEMENTS EXPRESSED IN THE FORWARD-LOOKING INFORMATION. ALL FORWARD-LOOKING INFORMATION IN THIS PROSPECTUS AND IN THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE IS QUALIFIED IN ITS ENTIRETY BY THE ABOVE CAUTIONARY STATEMENTS AND, EXCEPT AS REQUIRED BY LAW, EMERA UNDERTAKES NO OBLIGATION TO REVISE OR UPDATE ANY FORWARD-LOOKING INFORMATION AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

EMERA INCORPORATED

Emera is a North American provider of energy services, owning and operating a portfolio of cost-of-service, rate-regulated electric and gas utilities serving approximately 2.7 million utility customers in Florida, Atlantic Canada, New Mexico and the Caribbean. Emera is headquartered in Halifax, Nova Scotia, with approximately $43 billion in assets as of December 31, 2024 and 2024 revenues of approximately $7.2 billion. Emera’s reportable segments include the following:

•	Florida Electric Utility, which consists of Tampa Electric, a vertically integrated electric utility engaged in the generation, transmission and distribution of electricity in West Central Florida.

•	Canadian Electric Utilities, which includes: Nova Scotia Power Inc, a vertically-integrated regulated electric utility, providing electricity generation, transmission and distribution services as the primary electricity supplier in the Province of Nova Scotia; and a 100 per cent equity interest in NSP Maritime Link Inc., which developed the Maritime Link Project, between the island of Newfoundland and Nova Scotia.

•	Gas Utilities and Infrastructure, which includes: Peoples Gas System, a regulated gas distribution utility is engaged in the purchase, distribution and sale of natural gas across Florida; New Mexico Gas Company, Inc. (“NMGC”), a regulated gas distribution utility, engaged in the purchase, distribution and sale of natural gas in the State of New Mexico; Emera Brunswick Pipeline Company Limited, a 145-kilometre pipeline delivering re-gasified liquefied natural gas from Saint John, New Brunswick to the United States; SeaCoast Gas Transmission, LLC, a regulated intrastate natural gas transmission company offering services in Florida; and a 12.9% limited partnership interest in the Maritimes & Northeast Pipeline, which transports natural gas throughout markets in Atlantic Canada and the northeastern United States. On August 5, 2024, Emera announced an agreement to sell NMGC. The transaction is expected to close in early 2026.

•	Other Electric Utilities, which includes Emera (Caribbean) Incorporated, a holding company with regulated electric utilities that include: The Barbados Light & Power Company Limited, a vertically integrated regulated electric utility on the island of Barbados; Grand Bahama Power Company Limited, a vertically integrated regulated electric utility on Grand Bahama Island; and a 19.5% indirect equity interest in St. Lucia Electricity Services Ltd.

•	Emera’s other segment includes investments in energy-related non-regulated companies that are below the required threshold for reporting as separate segments and corporate expense and revenue items that are not directly allocated to the operations of Emera’s subsidiaries and investments. This includes: Emera Energy, which consists of Emera Energy Services, Inc., a physical energy business that purchases and sells natural gas and electricity and provides related energy asset management services; Brooklyn Power Corporation, a 30 MW biomass co-generation electricity facility in Brooklyn, Nova Scotia; a 50% joint venture interest in Bear Swamp Company LLC, a 660 MW pumped storage hydro-electric facility in northwestern Massachusetts; Emera US Finance LP, EUSHI Finance, Inc, and TECO Finance, Inc., financing subsidiaries of Emera; Emera US Holdings Inc., a wholly owned holding company for certain of Emera’s assets located in the U.S..

USE OF PROCEEDS

Emera may offer Common Shares from time to time, up to an aggregate sale price of $600,000,000 (or the equivalent in U.S. dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Common Shares are sold) during the 37 month period ending January 5, 2029 that this Prospectus, including any amendments hereto, remains valid.  Except as otherwise provided in any Prospectus Supplement, the net proceeds from the sale of the Common Shares, after deducting costs of issue and the agents’, dealers’ or underwriters’ fees or other remuneration, will be added to the general funds of Emera and used for general corporate purposes. The amount of net proceeds to be used for any such purpose will be set forth in a Prospectus Supplement.  Emera may from time to time issue Common Shares other than pursuant to this Prospectus.

PLAN OF DISTRIBUTION

We may offer and sell the Common Shares to or through underwriters purchasing as principals, and may also sell Common Shares to one or more other purchasers directly or through agents.  The sale of Common Shares may be effected from time to time on one or more transactions at non-fixed prices pursuant to transactions that are deemed to be “at-the-market distributions”, including sales made directly on the TSX, NYSE or other existing trading markets for the Common Shares, and as set forth in the Prospectus Supplement for such purpose.

The Prospectus Supplement relating to each offering of Common Shares will include the plan of distribution for the distribution of Common Shares thereunder, will identify each underwriter, dealer or agent, as the case may be, and will also set forth the terms of that offering, including the purchase price of the Common Shares or the manner of determination thereof if offered on a non-fixed price basis, including sales in transactions that are deemed to be “at-the-market” distributions (as defined in NI 44-102), the proceeds to the Company, any underwriters', dealers’ or agents' fees, commissions or other items constituting underwriters', dealers’ or agents' compensation, and any concessions or discounts allowed or re-allowed or paid by any underwriters to others. Only underwriters, dealers or agents so named in the Prospectus Supplement are deemed to be underwriters, dealers or agents, as the case may be, in connection with the Common Shares offered thereby.

If underwriters purchase Common Shares as principal, the Common Shares will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, as described in the applicable Prospectus Supplement. The obligations of the underwriters to purchase those Common Shares will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Common Shares offered by the Prospectus Supplement if any of such Common Shares are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid may be changed from time to time.

The Common Shares may also be sold directly by us in accordance with applicable securities laws at prices and upon terms agreed to by the purchaser and us, or through agents designated by us, from time to time.  Any agent involved in the offering and sale of the Common Shares pursuant to a particular Prospectus Supplement will be named, and any commissions payable by us to that agent will be set forth, in such Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent would be acting on a best efforts basis for the period of its appointment.

In connection with the sale of the Common Shares, underwriters, dealers or agents may receive compensation from us in the form of commissions, concessions or discounts. Any such commissions may be paid out of our general funds or the proceeds of the sale of Common Shares. Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of Common Shares may be entitled to indemnification by us against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Those underwriters, dealers and agents may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

Subject to applicable laws, in connection with any offering of Common Shares, other than an “at-the-market distribution”, the underwriters, dealers or agents may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which may prevail on the open market.  Such transactions, if commenced, may be interrupted or discontinued at any time. A purchaser who acquires Common Shares forming part of the underwriters’, dealers’ or agents’ over-allocation position acquires those Common Shares under this Prospectus, regardless of whether the over-allocation position is ultimately filled through the existence of the over-allotment option or secondary market purchases.

No dealer or agent of an at-the-market distribution, and no person or company acting jointly or in concert with a dealer or agent, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Common Shares, including selling an aggregate number or principal amount of securities that would result in the dealer or agent creating an over-allocation position in the securities.

Sales of Common Shares under an “at-the-market distribution”, if any, will be made pursuant to an accompanying Prospectus Supplement.  Sales of Common Shares under any “at-the-market” program will be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102.  The volume and timing of any “at-the-market distributions” will be determined at Emera’s sole discretion.

CHANGES IN CONSOLIDATED CAPITALIZATION

The following describes the changes in the consolidated capitalization of Emera since September 30, 2025:

(1)	During the period from October 1, 2025 up to and including November 30, 2025, Emera issued an aggregate of 1,151,293 Common Shares pursuant to Emera’s Common Shareholders’ Dividend Reinvestment and Share Purchase Plan (the “Dividend Reinvestment Plan”), Employee Common Share Purchase Plan (the “Share Purchase Plan”) and upon the exercise of options granted pursuant to the Company’s Senior Management Stock Option Plan (the “Stock Option Plan”), for proceeds of approximately $75 million.

(2)	During the period from October 1, 2025 up to and including November 30, 2025, Emera’s consolidated long-term and short-term debt, capital lease and finance obligations, including current positions and committed credit facility borrowings classified as long-term debt, increased by approximately $800 million primarily due to increased borrowings on committed credit facilities. As of November 30, 2025, Emera had approximately $2.8 billion drawn on its credit facilities.

DESCRIPTION OF COMMON SHARES

Our authorized share capital includes among other securities, an unlimited number of Common Shares. As at November 30, 2025, 301,745,499 Common Shares were issued and outstanding. Our Common Shares are listed on the TSX under the symbol “EMA” and the NYSE under the symbol “EMA”.

Dividends

Holders of Common Shares are entitled to dividends on a pro rata basis, as and when declared by the Company's board of directors (the “Board of Directors”). Subject to the rights of the holders of the First Preferred Shares and Second Preferred Shares who are entitled to receive dividends in priority to the holders of the Common Shares, the Board of Directors may declare dividends on the Common Shares to the exclusion of any other class of the shares of the Company.

Liquidation, Dissolution or Winding-Up

On the liquidation, dissolution or winding-up of Emera, holders of Common Shares are entitled to participate rateably in any distribution of assets of Emera, subject to the rights of holders of First Preferred Shares and Second Preferred Shares who are entitled to receive the assets of the Company on such a distribution in priority to the holders of the Common Shares.

Voting Rights

Holders of the Common Shares are entitled to receive notice of and to attend all annual and special meetings of the shareholders of Emera, other than separate meetings of holders of any other class or series of shares, and to one vote in respect of each Common Share held at such meetings.

Constraints on Share Ownership

As required by the Nova Scotia Power Reorganization (1998) Act (Nova Scotia) and pursuant to the Nova Scotia Power Privatization Act (Nova Scotia), the Articles of Association of Emera, as amended (the “Emera Articles”) provide that no person, together with associates thereof, may subscribe for, have transferred to that person, hold, beneficially own or control, directly or indirectly, otherwise than by way of security only, or vote, in the aggregate, voting shares of Emera to which are attached more than 15% of the votes attached to all outstanding voting shares of Emera.

The Common Shares, and in certain circumstances, the First Preferred Shares, Series A, First Preferred Shares, Series C, First Preferred Shares, Series E, First Preferred Shares, Series F, First Preferred Shares, Series H, First Preferred Shares, Series J and First Preferred Shares, Series L are considered to be voting shares for purposes of the constraints on share ownership.

The Emera Articles currently contain provisions for the enforcement of these constraints on share ownership including provisions for suspension of voting rights, forfeiture of dividends, prohibitions of share transfer and issuance, compulsory sale of shares and redemption, and suspension of other shareholders rights. The Board of Directors may require shareholders to furnish statutory declarations as to matters relevant to enforcement of the restrictions.

DIVIDEND POLICY

Dividends on the Common Shares are declared at the discretion of the Board of Directors. The Company paid per share quarterly cash dividends on its Common Shares of $0.725 in February 2025, May 2025 and August 2025 and aggregate per share quarterly cash dividends on its Common Shares of $2.8775 in 2024, $2.7875 in 2023 and $2.6775 in 2022. On September 25, 2025, Emera approved an increase in the Company’s quarterly dividend on its Common Shares to $0.7325 per share, representing an annualized dividend of $2.93. The first increased payment was effective November 2025.

Regular quarterly dividends at the prescribed rate have been paid on all of the First Preferred Shares, Series A, First Preferred Shares, Series C, First Preferred Shares, Series E, First Preferred Shares, Series F First Preferred Shares, Series H, First Preferred Shares, Series J and First Preferred Shares, Series L.

TRADING PRICES AND VOLUMES

The following tables set forth, for the periods indicated, the reported high and low daily trading prices and the aggregate volume of trading of the Company's Common Shares on the TSX (as reported by the TSX) and the NYSE (as reported by NYSE).

	TSX Trading of Common Shares				NYSE Trading of Common Shares (1)
	High	Low	Volume	High	Low	Volume
	($)	($)	(#)	($)	($)	(#)
2024
December	56.20	52.71	23,295,397	-	-	-

2025
January	55.70	51.23	33,099,278	-	-	-
February	58.73	54.36	32,367,046	-	-	-
March	61.33	57.73	21,450,064	-	-	-
April	63.13	56.59	33,710,829	-	-	-
May	63.31	59.02	31,050,919	46.00	44.55	179,896
June	63.19	60.17	19,460,734	46.14	43.90	3,332,993
July	65.35	61.33	16,635,477	47.20	44.86	1,718,652
August	67.42	64.08	20,353,250	49.01	46.51	3,181,463
September	66.80	63.17	17,496,272	48.01	45.77	3,134,395
October	69.62	66.18	25,160,873	49.77	47.36	3,054,950
Novemb	69.09	66.19	26,874,327	49.38	46.94	3,590,135
December 1-4	68.48	66.12	4,174,608	48.91	47.27	935,235

(1)  Trading in the Company’s Common Shares on the NYSE commenced on May 28, 2025. The price of the Company's Common Shares on the NYSE is in USD.

PRIOR SALES

Other than (i) the issuance of 347,059 Common Shares upon exercise of options to acquire Common Shares granted pursuant to the Stock Option Plan at exercise prices ranging from $39.93 to $58.26 and having a weighted average exercise price of $45.69 per Common Share, (ii) the issuance of 421,218 Common Shares pursuant to the Share Purchase Plan  at prices ranging from $50.23 to $67.10 and having a weighted average price of $59.26 per Common Share, (iii) the issuance of 4,829,888 Common Shares pursuant to the Dividend Reinvestment Plan at prices ranging from $54.58 to $67.10 and having a weighted average price of $60.52 per Common Share, (iv) the issuance of 841,000 Common Shares pursuant to Emera’s prior at-the-market program and (v) the issuance of 24,048 Common Shares upon the conversion of the 4.0% convertible unsecured subordinated debentures of Emera, Emera has not issued any Common Shares during the twelve months prior to the date of this Prospectus.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement will describe certain material Canadian federal income tax consequences to an investor of the acquisition, ownership and disposition of any Common Shares offered thereunder. The applicable Prospectus Supplement will also describe certain U.S. federal income tax considerations generally applicable to the acquisition, ownership and disposition of any Common Shares offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code).

LEGAL MATTERS

Unless otherwise indicated in a Prospectus Supplement, certain legal matters in connection with the issuance of the Common Shares will be passed upon on behalf of Emera by Brian C. Curry, Corporate Secretary and by Osler, Hoskin & Harcourt LLP.  As at November 30, 2025, Mr. Curry and partners and associates of Osler, Hoskin & Harcourt LLP, as a group, beneficially owned, directly or indirectly, less than 1% of each series of outstanding securities of Emera.

EXPERTS

Ernst & Young LLP, Chartered Professional Accountants, Halifax, Nova Scotia are the auditors of Emera. Ernst & Young LLP report that they are independent of Emera in the context of the Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the PCAOB and in accordance with the CPA Code of Professional Conduct of the Chartered Professional Accountants of Nova Scotia.

The consolidated financial statements of Emera appearing in Emera’s Form 40-F for the year ended December 31, 2024, have been audited by Ernst & Young LLP, Chartered Professional Accountants, Halifax, Nova Scotia, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

REGISTRAR AND TRANSFER AGENT

TSX Trust Company is the Company’s Canadian transfer agent and registrar. Registers for the registration and transfer of Common Shares in registered form of Emera are kept at TSX Trust Company’s principal offices in Halifax, Montreal and Toronto. Equiniti Trust Company is the Company’s U.S. transfer agent.

WKSI REGIME

Reliance on Well-Known Seasoned Issuers Rules

The securities regulatory authorities in each of the provinces and territories of Canada published amendments to NI 44-102 and other securities law instruments implementing a permanent expedited shelf prospectus regime (the “WKSI Rules”) for “well known seasoned issuers” (“WKSI”) which have since come into force as of November 28, 2025. We have filed this Prospectus in reliance upon the WKSI Rules in the provinces of Canada which permit WKSIs, to file a final short form base shelf prospectus as the first public step in an offering, and exempt qualifying issuers from certain disclosure requirements relating to such final short form base shelf prospectus. The Company has determined that as at December 4, 2025, it qualifies as a WKSI under the WKSI Rules by virtue of its “qualifying public equity” (as defined under NI 44-102) being $21,744,510,710 at such date.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

Emera is incorporated under the laws of the Province of Nova Scotia, Canada. Some of our directors, the majority of our officers, and some of the experts named in this Prospectus, are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the U.S. We have appointed an agent for service of process in the U.S., but it may be difficult for holders of Common Shares who reside in the U.S. to effect service within the U.S. upon those directors, officers and experts who are not residents of the U.S. It may also be difficult for holders of the Common Shares who reside in the U.S. to realize in the U.S. upon judgments of courts of the U.S. predicated upon our civil liability and the civil liability of our directors and officers and experts under U.S. federal securities laws.

We have filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, we have appointed EUSHI Finance, Inc., 37 Route 236, Kittery Properties Suite 101, Kittery, Maine, United States 03904, as our agent for service of process in the U.S. in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against us in a U.S. court arising out of or related to or concerning the offering of the Common Shares under the Registration Statement.

Additionally, it might be difficult for shareholders to enforce judgments of U.S. courts based solely upon civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the U.S. in a Canadian court against us or any of our non-U.S. resident directors, officers or the experts named in this Prospectus or to bring an original action in a Canadian court to enforce liabilities based on the U.S. federal or state securities laws against such persons.

Kent M. Harvey, Paula Gold-Williams and Carla M. Tully, three of the Company’s directors, reside outside of Canada and have appointed Emera, 5151 Terminal Road, Halifax, Nova Scotia B3J 1A1 as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if such person has appointed an agent for service of process.

RISK FACTORS

In addition to the other information contained and incorporated by reference in this Prospectus, a purchaser should consult its own financial and legal advisors and should carefully consider the following risk factors before investing in Common Shares offered under this Prospectus. The Common Shares will not be an appropriate investment for a purchaser if the purchaser does not understand the terms of the Common Shares or financial matters in general. A purchaser should not purchase Common Shares unless the purchaser understands, and can bear, all of the investment risks involving the Common Shares.  For a discussion of the risks to which Emera, its operations and its financial results and conditions are subject, see the sections entitled: (i) “Enterprise Risk and Risk Management” on pages 43 to 53 in the Annual MD&A; (ii) “Principal Financial Risks and Uncertainties” in note 28 of the Audited Financial Statements; (iii) “Principal Financial Risks and Uncertainties” in note 20 to the Interim Financial Statements; and (iv) “Risk Factors” in the Annual Information Form of Emera dated February 21, 2025 for the year ended December 31, 2024. In addition to such risks, an investment in the Common Shares is subject to any other risks identified in a Prospectus Supplement or in any document incorporated by reference subsequent to the date of this Prospectus during the currency of this Prospectus.

Prospective purchasers of Common Shares should carefully consider, in light of their own financial circumstances, the risk factors set out below, as well as the other information contained in this Prospectus (including the documents incorporated by reference herein) and in all subsequently filed documents incorporated by reference and those described in a Prospectus Supplement relating to a specific offering of Common Shares, before making an investment decision.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of otherwise applicable SEC and NYSE requirements

As a foreign private issuer, in reliance on NYSE rules that permit a foreign private issuer to follow the corporate governance practices of its home country, Emera will be permitted to follow certain Canadian corporate governance practices instead of those otherwise required under the corporate governance standards for U.S. domestic issuers. Emera follows Canadian home country practices with regard to obtaining shareholder approval for certain dilutive events. Emera may in the future elect to follow Canadian home country practices with regard to other matters such as the formation and composition of its Board of Directors, its audit, human resources and governance and sustainability committees and separate sessions of independent directors. Accordingly, Emera’s investors may not be afforded the same protection as provided under NYSE corporate governance rules. Following Canadian home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the NYSE may provide less protection than is accorded to investors in U.S. domestic issuers.

As a foreign private issuer, we will not be subject to the provisions of Regulation FD or U.S. proxy rules and will be exempt from filing certain Exchange Act reports, which could result in the Common Shares being less attractive to investors

As a foreign private issuer, Emera will be exempt from a number of requirements under U.S. securities laws as currently in effect that apply to public companies that are not foreign private issuers. In particular, Emera will be exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the insider reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, Emera will not be required under the Exchange Act to file annual and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers whose securities are registered under the Exchange Act and Emera will generally be exempt from filing quarterly reports with the SEC under the Exchange Act. Emera files its quarterly financial statements and management discussion and analysis prepared in accordance with Canadian securities laws with the SEC in a report on Form 6-K.

Emera will also be exempt from the provisions of Regulation FD, which prohibits the selective disclosure of material non-public information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company’s securities on the basis of the information. Even though Emera intends to comply voluntarily with Regulation FD, these exemptions and leniencies may reduce the frequency and scope of information and protections to which you are entitled as an investor.

Emera will lose its foreign private issuer status if a majority of our Common Shares are directly or indirectly held by residents of the U.S. as of the last business day of a most recently completed second fiscal quarter. The loss of its foreign private issuer status would require Emera to comply with all U.S. securities law requirements applicable to U.S. domestic issuers, while we would continue to be subject to Canadian securities laws as a domestic issuer. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer will be significantly higher than the costs we incur as a Canadian foreign private issuer eligible to use MJDS.

If Emera ceases to be a foreign private issuer, Emera would not be eligible to use MJDS or other foreign issuer forms and will be required to file periodic and current reports, proxy statements and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. Emera may also be required to modify certain of its policies to comply with the governance obligations of U.S. domestic issuers. Such modifications will involve additional costs and may divert management attention. In addition, Emera would lose its ability to rely upon exemptions from certain corporate governance requirements that are available to foreign private issuers with securities listed on the NYSE.